Exhibit 99.1

Enerplus Announces Sale of Certain Canadian Natural Gas Assets

CALGARY, Jan. 11, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announces that it has entered into agreements to sell various Canadian natural gas properties located in Alberta. The total cash consideration for these assets is approximately $193 million, subject to closing adjustments, and is accretive on both a funds flow per debt adjusted share and production per debt adjusted share basis. Enerplus intends to use the proceeds to reduce outstanding indebtedness providing additional financial flexibility. The divestment of these properties further increases the focus and concentration within Enerplus' portfolio.

The divested assets, which are largely located around the Ansell, Minehead and Hanlan-Robb areas, consist of operated and non-operated properties and facilities. Production from the divested properties for 2016 was expected to be approximately 5,400 BOE per day (98 per cent natural gas). These properties are being divested under two separate transactions, both of which are expected to close during the first quarter of 2016.

Enerplus plans to update its 2016 guidance, which will include the impact of these transactions, with or before the release of its year-end 2015 results on February 19, 2016.

BMO Capital Markets is acting as exclusive financial advisor to Enerplus.

About Enerplus
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and dividend income.

CURRENCY AND ACCOUNTING PRINCIPLES

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the summary results contained within this news release presents our production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the proposed sale of certain natural gas properties of Enerplus located in the Deep Basin in Alberta, including anticipated proceeds therefrom, production and anticipated 2016 funds flow associated therewith, and expected closing thereof. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, Enerplus' failure to complete the proposed asset dispositions, on the terms and within the timeframe described herein or at all, and those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

NON-GAAP MEASURES

In this news release, we use the terms "funds flow" as a measure to analyze operating performance. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the term "funds flow" is a useful supplemental measure as it provides an indication of the results generated by Enerplus' principal business activities. However, this measure is not a measure recognized by U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, this measure, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of this measure to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about this measure, see disclosure under "Non-GAAP Measures" in Enerplus' annual and interim management's discussion and analysis.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 20:38e 11-JAN-16